June 3, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: YCQH Agricultural Technology Co. Ltd

Registration Statement on Form S-1/A

Filed April 27, 2021

File No. 333-252500

To the men and women of the SEC:

On behalf of YCQH Agricultural Technology Co. Ltd., (“we”, “us”, or the “Company”), are filing this S-1/A to update our financial disclosures and related sections throughout our previous S-1/A, originally filed on April 27, 2021. Included herein is also a currently dated consent.

Our contact info is as follows:

Email: ycqhagri@gmail.com.

Phone: (+86) 13981161812

Counsel contact info:

Matthew McMurdo, Esq.

Email: matt@nannaronelaw.com

Phone: 917-318-2865

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 3, 2021

/s/ Wang Min

Wang Min

Chief Executive Officer